UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.7)*

Center Bancorp, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
151408101 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 30, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 151408101

1.	Seidman and Associates, LLC 22-3343079

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 206,380

	8.	Shared Voting Power

	9.	Sole Dispositive Power 206,380

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 206,380

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.56

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	Seidman Investment Partnership, LP 22-3360359

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 206,064

	8.	Shared Voting Power

	9.	Sole Dispositive Power 206,064

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 206,064

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.56

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 151408101

1.	Seidman Investment Partnership II, LP 22-3603662

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 244,183

	8.	Shared Voting Power

	9.	Sole Dispositive Power 244,183

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 244,183

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.84

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 151408101

1.	Broad Park Investors, LLC 22-6759307

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 142,999

	8.	Shared Voting Power

	9.	Sole Dispositive Power 142,999

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 142,999

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.08

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	Berggruen Holdings North America Ltd.

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 244,500

	8.	Shared Voting Power

	9.	Sole Dispositive Power 244,500

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 244,500

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.85

14.	Type of Reporting Person CO

SCHEDULE 13D
CUSIP No. 151408101

1.	LSBK06-08, LLC 20-8067445

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,600

	8.	Shared Voting Power

	9.	Sole Dispositive Power 65,600

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,600

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.50

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	Lawrence B. Seidman ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,272,771

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,272,771

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,272,771

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 9.61

14.	Type of Reporting Person IN

This statement on Schedule 13 D which was filed on June 27, 2006, Amendment No. 1 was was filed on September 27, 2006, Amendment No. 2 was filed on November 1, 2006, Amendment No. 3 was filed on January 3, 2007, Amendment No. 4 was filed on January 30, 2007, Amendment No. 5 was filed on February 1, 2007 and Amendment No. 6 was filed on March 22, 2007 on behalf of Seidman and Associates, L.L.C (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C (“Broad Park”), Chewy Gooey Cookies, L.P. (“Chewy”), Berggruen Holdings North America Ltd. (“Berggruen”), Lawrence Seidman (“Seidman”), Dennis Pollack (“Pollack”), Harold Schechter (“Schechter”), Raymond Vanaria (“Vanaria”), Peter Bray (“Bray”) and LSBK06-08, L.L.C. (“LSBK”), collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Center Bancorp, Inc., a New Jersey corporation, (“the Company”) is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

 Item 4. Purpose of Transaction

On April 30, 2007, Mr. Seidman sent a letter to John J. Davis, President and Chief Executive Officer of the Company regarding the first-quarter 2007 financial results.  This letter, in its entirety, is attached hereto as Exhibit A.

On May 1, 2007, D.F. King issued a Press Release in connection with Mr. Seidman's letter to John J. Davis dated April 30, 2007, stating: "The Committee to Preserve Shareholder Value Finds Center Bancorp's Financial Results Deplorable."  This Press Release, in its entirety, is attached hereto as Exhibit B.

Item 5. Interest in Securities of the Issuer.
(a)(b)(c)  As of the close of business on April 30, 2007, the Reporting Persons owned beneficially an aggregate of 1,294,240 shares of Common Stock which constituted approximately 9.77% of the 13,248,406 shares of Common Stock outstanding as of April 2, 2007 as disclosed in the Issuer's 2007 Proxy Statement dated April 5, 2007.

Schedule A attached below describes transactions except for previously reported transactions in the Common Stock effected by the Reporting Persons within the past sixty (60) days.  Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2007

By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated June 27, 2006

By:	/s/ Lawrence B. Seidman Manager, LSBK06-08, L.L.C.

                                                          Exhibit A
LAWRENCE B. SEIDMAN
100 Misty Lane
P. O. Box 5430
Parsippany, NJ 07054
(973) 952-0405
(973) 781-0876 fax
April 30, 2007

Via facsimile (908)687-4992 and regular mail
John J. Davis, President and Chief Executive Officer
Center Bancorp, Inc.
2455 Morris Avenue
Union, NJ 07083

Dear Mr. Davis:

Once again, the first-quarter 2007 financial results for Center Bancorp, Inc. (CNBC) fell far short of my expectations. It seems that the new baseline for net income before taxes less gain on sale of securities (operating income) is around the break-even level. During the four quarters of 2005, operating income ranged from $1.9 million to $2.3 million. During the first three quarters of 2006, it slid to between $1.0 million and $1.3 million. In the fourth quarter of 2006, it turned negative to the tune of $205,000. And in the first quarter of 2007, the bank’s operating income was just $15,000. The bottom line is that the bottom line of CNBC is in tatters.

Looking at operating trends on a more detailed level, good news is scarce. Despite multiple balance sheet restructurings, the net interest margin fell to 2.55%, down seven (7) basis points from the fourth quarter of 2006 and down twenty (20) basis points from the year-ago quarter. Noninterest expenses were down $228,000 from the fourth quarter but still up $227,000 from the year-ago quarter; the efficiency ratio remains sky-high, at 92.39%. In contrast to the bank’s stated goals of growing the loan and deposit bases, net loans were down $19.8 million from December 31, 2006 while deposits were down $4.1 million. Also, nonperforming assets rose to $1.2 million from $475,000 at the end of 2006.

Additionally, CNBC failed to repurchase any shares during the quarter. I believe CNBC represents an attractive investment opportunity. Why do you not concur?

Instead of tilting at windmills, you must acknowledge your mistakes and take the blame for the company’s unacceptable financial performance.

Very truly yours,

                                      /s/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN
LBS:jb

                                                        Exhibit B

FOR IMMEDIATE RELEASE

THE COMMITTEE TO PRESERVE SHAREHOLDER VALUE FINDS CENTER BANCORP ‘S FINANCIAL RESULTS DEPLORABLE

PARSIPPANY, N.J., May 1 /PRNewswire/ -- In response to the first quarter 2007 financial results published by Center Bancorp, Inc.. (Nasdaq: CNBC), Lawrence Seidman, a member of The Committee to Preserve Shareholder Value ("The Committee") today released the following letter sent to John J. Davis, President and CEO of Center Bancorp, Inc.

LAWRENCE B. SEIDMAN
100 Misty Lane
P. O. Box 5430
Parsippany, NJ 07054
(973) 952-0405
(973) 781-0876 fax
April 30, 2007

Via facsimile (908)687-4992 and regular mail
John J. Davis, President and Chief Executive Officer
Center Bancorp, Inc.
2455 Morris Avenue
Union, NJ 07083

Dear Mr. Davis:

Once again, the first-quarter 2007 financial results for Center Bancorp, Inc. (CNBC) fell far short of my expectations. It seems that the new baseline for net income before taxes less gain on sale of securities (operating income) is around the break-even level. During the four quarters of 2005, operating income ranged from $1.9 million to $2.3 million. During the first three quarters of 2006, it slid to between $1.0 million and $1.3 million. In the fourth quarter of 2006, it turned negative to the tune of $205,000. And in the first quarter of 2007, the bank’s operating income was just $15,000. The bottom line is that the bottom line of CNBC is in tatters.

Looking at operating trends on a more detailed level, good news is scarce. Despite multiple balance sheet restructurings, the net interest margin fell to 2.55%, down seven (7) basis points from the fourth quarter of 2006 and down twenty (20) basis points from the year-ago quarter. Noninterest expenses were down $228,000 from the fourth quarter but still up $227,000 from the year-ago quarter; the efficiency ratio remains sky-high, at 92.39%. In contrast to the bank’s stated goals of growing the loan and deposit bases, net loans were down $19.8 million from December 31, 2006 while deposits were down $4.1 million. Also, nonperforming assets rose to $1.2 million from $475,000 at the end of 2006.

Additionally, CNBC failed to repurchase any shares during the quarter. I believe CNBC represents an attractive investment opportunity. Why do you not concur?

Instead of tilting at windmills, you must acknowledge your mistakes and take the blame for the company’s unacceptable financial performance.

Very truly yours,

                                      /s/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN
LBS:jb

Schedule A

Entity	Date Purchased	Cost per Share	Cost	Shares
SAL	3/21/2007	15.3273	76,636.50	5,000

SIP	3/21/2007	15.3273	76,636.50	5,000

SIPII	3/21/2007	15.3273	76,636.50	5,000

Broad Park Investors	3/21/2007	15.3273	76,636.50	5,000

Berggruen Holdings	3/21/2007	15.3233	76,616.50	5,000

LSBK	3/20/2007	15.37.00	153,700.00	10,000
LSBK	3/21/2007	15.3273	76,636.50	5,000